200 Renaissance Center, Mail Code 482-B12-D21
Detroit, Michigan 48265
(313) 665-0370
June 1, 2007
Mr. Donald A. Walker, Jr.
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street Northeast
Washington, D.C. 20549
Dear Mr. Walker:
This communication is provided in response to your letter dated April 10, 2007, regarding your review of GMAC’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 filed with the SEC on March 28, 2006, and our Quarterly Reports on Form 10-Q for the Fiscal Quarters Ended September 30, 2006, June 30, 2006 and March 31, 2006 (File No. 1-03754). Our responses are presented herein, following each of the respective comments communicated in your letter. While we believe we have provided comprehensive responses to your comments, given the complex nature of the subject matter, we remain available to discuss any of the responses further at your convenience.
By way of background and as previously discussed, we sold approximately 78% of our equity interest in GMAC Commercial Holding Corp. (CM) on March 23, 2006. Subsequent to the sale, GMAC maintains an approximately 22% equity interest in CM (now known as Capmark Financial Group Inc. or Capmark) and representation on Capmark’s board of directors, however GMAC no longer controls Capmark from an accounting or management perspective. Therefore, Capmark is no longer consolidated in our financial statements and our remaining interest is accounted for under the equity method of accounting. Responses contained herein related to CM have been developed with input from the current Capmark management team and generally refer to CM processes and accounting during the period in which CM was wholly-owned, unless otherwise noted.
In preparing the responses included within this letter, we have conducted an in-depth review of our hedge strategies whereby we have re-challenged and carefully examined each one for appropriateness of documentation and compliance with SFAS 133. As hedge accounting is performed at the business unit level, the review entailed a significant amount of discussion and document review with the ResCap and Capmark businesses as well as with our independent auditors including their National Offices.
While not specifically included in your comments, the reviews performed during the preparation of our accompanying responses have resulted in the identification of a matter related to ResCap’s fair value hedging of loans held for sale. We are continuing to evaluate the accounting for this matter and whether, if incorrect, it would be deemed material. We will update you on our conclusions as soon as we complete our analysis.

United States Securities and Exchange Commission
Mr. Donald Walker
June 1, 2007

Form 10-K for the Fiscal Year Ended December 31, 2005
Note 16 — Derivative Instruments and Hedging Activities, page 97
1.	In the third paragraph of your response to comment 1 of our letter dated February 23, 2007, you identify certain hedging relationships that did not satisfy the requirements of SFAS 133 for which you stated that you “. . . have now changed the historical hedge accounting treatment”. To help us better understand your accounting for Commercial Mortgage’s (CM) fair value hedges of fixed rate certificates of deposit and cash flow hedges of variable rate debt, and Residential Capital Corporation’s (ResCap) cash flow hedges of anticipated issuances of floating rate debt that were determined to not satisfy the requirements of SFAS 133, please provide us with the following additional information:
•	Please clarify how you have now changed the historical hedge accounting treatment of these hedging relationships;
•	Tell us whether you determined your prior accounting to be in error, and if so, provide a qualitative and quantitative assessment of materiality for the related quarterly and annual periods which supports your determination that a restatement of historical financial statements was not required both for GMAC and ResCap. It appears to us that the restatement described in your Form 8-K of February 16, 2007 was limited to hedges of callable fixed rate debt at GAF;
Response
ResCap and GMAC originally identified the need to unwind the cumulative impact of the historical hedge accounting treatment of ResCap’s cash flow hedges of anticipated issuances of debt in the third quarter of 2006 (Q306). Both companies recorded the cumulative impact of unwinding the historical hedge accounting in our Q306 financial statements and included the relevant out-of-period amounts in our respective Q306 analyses of unrecorded and out-of-period adjustments conducted under the guidance of Staff Accounting Bulletins No. 99, Materiality (SAB 99) and No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). Both GMAC and ResCap management concluded no restatement of historical financial statements was required at that time as these amounts individually and in aggregation with all other unrecorded and out-of-period adjustments were immaterial to GMAC’s and ResCap’s historical financial statements taken as a whole, both quantitatively and qualitatively.
Nonetheless, once the decision was made to restate GMAC’s historical financial statements due to the impact of our decision to unwind the historical hedge accounting treatment for the hedges of callable fixed rate debt at GAF (as communicated in our 8-K filing of February 16, 2007), we further decided to correct GMAC’s historical financial statements for the impact of other known out-of-period amounts that we had previously deemed to be immaterial. The GMAC restatement therefore included the out-of-period amounts related to the unwinding of the above referenced ResCap cash flow hedges.
However, the conclusion to unwind the historical hedge accounting treatment of CM’s fair value hedges of fixed rate certificates of deposit and cash flow hedges of variable rate debt was not finalized until March 2007. Subsequently, CM has restated its stand alone financial statements to properly unwind hedge accounting

United States Securities and Exchange Commission
Mr. Donald Walker
June 1, 2007

treatment for these relationships. Due to the timing of CM’s conclusion, the amount of time required to quantify the related amounts to be recorded, and the time constraints of re-opening prior periods in our accounting systems, GMAC management decided to record the cumulative impact in GMAC’s fourth quarter of 2006 (Q406) results. GMAC included the relevant out-of-period amounts in our Q406 analysis of unrecorded and out-of-period adjustments conducted under the guidance of SAB 99 and SAB 108. Management concluded no further restatement of historical financial statements was required at that time as these amounts individually and in aggregation with all other unrecorded and out-of-period adjustments were immaterial to GMAC’s historical financial statements taken as a whole, both quantitatively and qualitatively.
In preparing their Annual Report on Form 10-K, ResCap included the relevant out-of-period amounts in their Q406 analysis of unrecorded and out-of-period adjustments conducted under the guidance of SAB 99 and SAB 108 and again concluded no restatement of ResCap’s historical financial statements was required as these amounts individually and in aggregation with all other unrecorded and out-of-period adjustments were immaterial to ResCap’s historical financial statements taken as a whole, both quantitatively and qualitatively.
We have separately provided both GMAC’s and ResCap’s Q406 SAB 99/108 Analysis memos as additional supplemental information.
•	Please clarify the provisions of SFAS 133 that ResCap management concluded were not satisfied. In this regard, we note from your August 17, 2006 response that ResCap was using regression to assess effectiveness of cash flow hedges of anticipated future issuances of floating rate debt;
Response
ResCap established this hedge program in November 2003 to mitigate the variability in future interest rate payments caused by market interest rate fluctuations prior to the issuance of debt via the securitization of certain loans Held for Investment (HFI). The structure of these securitization transactions contain certain features that disqualify the transactions from receiving sale accounting treatment under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. When the program was established, ResCap primarily used derivatives, as defined by SFAS 133, as the hedging instruments. Over time, ResCap began using an increasing percentage of instruments that were not derivatives, as defined by SFAS 133, as the hedging instruments. During the third quarter of 2006, ResCap management identified this usage of non-derivatives, concluded that the application of hedge accounting to these relationships was not appropriate and discontinued hedge accounting for this program. ResCap unwound the hedge accounting treatment applied during the periods when non-derivatives were used as the primary hedging instrument by releasing the related cumulative deferred amounts from OCI into the income statement in Q306. While the cumulative impact was run through ResCap’s Q306 current earnings, all related out-of-period amounts related to prior quarters were included in ResCap’s analysis of unrecorded and out-of-period adjustments conducted under the guidance of SAB 99 and SAB 108.

United States Securities and Exchange Commission
Mr. Donald Walker
June 1, 2007

As previously described, GMAC has unwound this program’s hedge accounting impact in all periods presented as part of the restatement accomplished in GMAC’s 2006 Form 10-K.
•	Please clarify the provisions of SFAS 133 that CM management concluded were not met for CM’s fair value hedges of fixed rate certificates of deposit. In this regard, we note from your August 17, 2006 response that CM was using dollar-value offset to assess effectiveness for these hedging relationships; and
Response
CM management has concluded this particular hedge program lacked sufficient documentation regarding their prospective assessment of hedge effectiveness at the inception of the hedging relationships to meet the requirements of paragraphs 20(b) and 62 of SFAS 133. In addition, CM management noted that their quarterly effectiveness testing, which was performed at a portfolio level, was inconsistent with the initial hedge documentation that described the hedging relationships as an individual debt instrument hedged by an individual swap.
•	Please tell us whether CM and ResCap plan to apply hedge accounting on a prospective basis for these hedging relationships.
Response
ResCap
Since the primary financial instruments used by ResCap to economically hedge its exposure under their program are not derivatives, ResCap will not apply hedge accounting on a prospective basis for this program.
CM
CM management has not designated any of these specific relationships as hedges under SFAS 133. Accordingly, CM is appropriately not applying hedge accounting to this particular program at the present time.
2.	From your August 17, 2006 response, we note that cash flow hedges of variable rate debt at both Commercial Mortgage (CM) and Residential Capital Corporation (ResCap) utilized the long-haul method for assessing hedge effectiveness and relied on the guidance in DIG Issue G7 in assuming no ineffectiveness. We further note in the third paragraph of your response to comment 1 of our letter dated February 23, 2007 that CM determined these hedges to not meet the requirements of SFAS 133. Please tell us how these hedges were designed, documented and assessed differently at ResCap that resulted in your determination that they continue to meet the requirements of SFAS 133.
Response
Hedge strategy, documentation and assessment were performed by Global Auto Finance (GAF), ResCap and CM for their respective hedging relationships. To clarify and supplement our August 17, 2006 response, while ResCap does rely on the guidance in DIG G7 in assuming no ineffectiveness as described in our March 12, 2007 response, CM was not assuming no ineffectiveness.

United States Securities and Exchange Commission
Mr. Donald Walker
June 1, 2007

CM
CM followed the guidance in DIG G7 and applied the long haul method of assessing hedge effectiveness for this hedge relationship. CM assessed hedge effectiveness prospectively and retrospectively using the dollar offset approach and measured and recorded hedge ineffectiveness in accordance with the guidance in DIG G7’s Change in Variable Cash Flows Method.
As disclosed in our March 12, 2007 response, CM management concluded that the hedge effectiveness assessment documentation in place for these particular cash flow hedges of variable rate debt did not fully satisfy the requirements of SFAS 133. Specifically, there was a lack of sufficient documentation for any prospective assessment of hedge effectiveness at the inception of the hedge and subsequent effectiveness assessment tests were not properly performed.
ResCap
For their hedge relationships which utilized the Change in Variable Cash Flows Method of DIG G7 in assuming no ineffectiveness, ResCap’s management has confirmed that the actual terms of the hedged variable rate debt were compared to the actual terms of the hedging instrument for the purpose of determining whether these relationships met the requirements of DIG G7 for concluding the measurement would yield no ineffectiveness, as described in our March 12, 2007 response.
3.	We note on page 1 of your response to comment 1 of our letter dated February 23, 2007, that you have excluded the discussion of the MSR hedging relationships from your response due to the adoption of SFAS 156 effective January 1, 2006. However, please tell us whether you went back and re-evaluated your historical methodology for assessing effectiveness in light of the restatement of your financial statements, as well as the other errors that were identified at CM and ResCap where management concluded that the requirements of SFAS 133 were not met.
Response
ResCap management did re-evaluate its prior methodology for assessing effectiveness in light of the restatement and has concluded the previous hedge accounting was appropriate. No documentation or relationship errors were noted in the re-evaluation. ResCap did not apply hedge accounting to any hedge relationships containing non-derivative instruments as part of its MSR hedging program.

CM did not have any MSR hedging relationships or hedge strategies for MSRs during the periods covered under this letter.
4.	We note on page 2 of your response to comment 1 of our letter dated February 23, 2007, that you have confirmed that none of the remaining hedging relationships utilize any hurdle, trigger, or two-part effectiveness testing methodologies. In light of footnote 1 on page 2 of your response concerning your interpretation of hurdle, trigger or two-part effectiveness testing methodologies, please confirm that you use one robust effectiveness test and one effectiveness test only, as defined and documented at the time you designated the hedging relationship, for each hedging relationship and that this test is used consistently throughout the hedge period.

United States Securities and Exchange Commission
Mr. Donald Walker
June 1, 2007

Response
GAF, ResCap and CM each use only one robust effectiveness test for each remaining hedging relationship as documented in their respective hedge documentation. The effectiveness testing methodology is the same for each hedging period that the hedge is in effect.
5.	We note your response on page 3 to comment 1 of our letter dated February 23, 2007, under Fair Value Hedges of Fixed Rate Debt and Cash Flow Hedges of Floating Rate Debt (which utilize the shortcut method for assuming no ineffectiveness) that all critical terms of the hedged item and the hedging instrument are exact mirrors of each other. Please address the following with respect to these hedges:
•	Tell us all of the terms in the hedged item and the hedging instrument which were not exact mirrors of each other, whether defined as critical or not; and
•	Tell us how these hedges met each of the criteria specified in paragraph 68 of SFAS 133.
Response For both GAF and ResCap, terms which were not always exact mirrors of each other included:
1.	the trade date and settlement date of the interest rate swaps did not always match the similar dates for the hedged debt as some debt instruments were hedged after their settlements;
•	These dates are not required to be exact matches by paragraph 68 nor does management believe that these differences invalidate the assumption of no-ineffectiveness.
2.	the credit risk embedded in the GMAC or ResCap debt is not the same as the credit risk under the swap;
•	As described in our March 12, 2007 response, paragraph 70 of SFAS 133 states that because the interaction of interest rate risk and credit risk are not easily separable, comparable creditworthiness is not considered a necessary condition to assume no ineffectiveness in a hedge of interest rate risk.
For certain ResCap hedging relationships, additional terms which were not exact mirrors of each other included:
3.	certain debt instruments contained an embedded call option with a strike price set at a significant premium above the fair value of the debt at the date of settlement (similar to illustrative instrument #4 in DIG E6, Hedging—General: The Shortcut Method and the Provisions That Permit the Debtor or Creditor to Require Prepayment) and the corresponding swap does not have a mirror “make-whole provision”;
•	As the call option requires ResCap to pay the greater of par or the present value of remaining scheduled payments discounted at Treasuries plus 40-45 basis points and as ResCap’s historical spreads have been ranged from 100-200 basis points over Treasuries, management believes that the call price will always be in excess of the fair market value of the debt on the call date and has concluded that the debt is not prepayable based on the guidance in DIG E6; thus the absence of a mirror option in

United States Securities and Exchange Commission
Mr. Donald Walker
June 1, 2007

the swap is not necessary to satisfy the criterion for the short-cut method under the first sentence of paragraph 68(d) of SFAS 133.
4.	certain debt instruments contain a provision regarding interest rate (credit spread) adjustments in the event that ResCap’s credit rating is downgraded and the corresponding swap does not contain a similar provision;
•	The debt instruments that contain these provisions are fixed rate and are thus designated as the hedged item in fair value hedges of interest rate risk; ResCap management has concluded that the downgrade feature represents a contingent credit risk adjustment feature and a mirror feature in the swap is not necessary under paragraph 68 of SFAS 133 given that these represent hedges of interest rate risk only.

•	In reaching this conclusion, ResCap management specifically considered the criteria in paragraph 68(dd) and concluded that the debt is fixed rate debt and the contingent credit downgrade feature would not cause the hedged item to be evaluated as containing an indexed variable rate.

•	In addition, ResCap management considered the “catch-all” criterion in paragraph 68(e) of SFAS 133 as well as the guidance in paragraph 70 of SFAS 133 and the general comments section of DIG Issue E4, Hedging—General: Application of the Shortcut Method. ResCap management noted that the FASB has acknowledged ineffectiveness is present in all fair value hedges of interest rate risk when the credit risk inherent in the hedged item is different from that in the hedging instrument.

•	Thus, ResCap management concluded that the amount of credit spread embedded in the fixed rate of the debt at the inception would not invalidate the assumption of no ineffectiveness under paragraph 68(e). Moreover, ResCap management concluded that the presence of a contingent downgrade trigger that could increase the credit spread component over the term of the debt would also not violate the criterion in paragraph 68(e) of SFAS 133 given the FASB’s view on credit risk differences in applying the short-cut method.
In addition, with respect to overall compliance, both GAF and ResCap evaluate and document each hedging relationship at hedge inception to ensure that the hedging relationship complies with all the required criteria of paragraph 68 of SFAS 133 and that our documentation supports that conclusion. All critical terms in our short-cut hedges are exact mirrors of the corresponding terms in the hedged debt. We also refer you to our response to question 5 in our August 17, 2006 response letter.
6.	We note your response on page 3 to comment 1 of our letter dated February 23, 2007, under Cash Flow Hedges of Foreign Currency Denominated Financial Assets and Liabilities (which utilize the critical matched terms method for assuming no ineffectiveness) that all critical terms of the hedged item and the hedging instrument are exact mirrors of each other. We further note from your response dated August 17, 2006, that you utilize critical matched terms method at Global Automotive Finance (GAF) for cash flow hedges of foreign currency debt and at Commercial Mortgage (CM) for cash flow hedges of foreign currency denominated assets and liabilities. Please address the following with respect to these hedges:

United States Securities and Exchange Commission
Mr. Donald Walker
June 1, 2007

•	Tell us all of the terms in the hedged item and the hedging instrument which were not exact mirrors of each other, whether defined as critical or not; and
Response For GAF and CM, terms which were not always exact mirrors of each other included:
1.	the credit risk embedded in the GAF or CM hedged item is not the same as the credit risk embedded in the GAF or CM hedging instrument;
•	as described in our March 12, 2007 response, management believes that GMAC’s derivative risk management policies satisfy the requirements of DIG G9 with respect to counterparty credit risk
In addition for GAF, terms which were not always exact mirrors of each other included:
2.	the trade date and settlement date of the interest rate swaps did not always match the similar dates for the hedged item, as some debt instruments were hedged after their settlements;
•	regardless of the trade or effective date, all cash flows are structured in the swap receive leg such that they equal the remaining payments over the remaining term of the hedged debt and the swap eliminates all of the variability in cash flows attributable to the hedged risk
•	With respect to cash flow hedges of foreign currency debt at GAF, confirm whether you relied on the guidance in DIG Issue G9 in assuming no ineffectiveness, and if not, tell us how you performed and documented an assessment of hedge effectiveness at inception of the hedging relationship and on an going basis.
Response
GAF does rely on the guidance in DIG G9 in assuming no ineffectiveness. At inception of a hedging relationship, GAF ensures and documents that the critical terms of the hedging instrument and of the hedged forecasted transactions are the same so that changes in cash flows attributable to the risk being hedged are expected to completely offset at the inception of the relationship and on an ongoing basis. If any critical term of the hedging instrument or the hedged forecasted transactions change or if adverse developments occur regarding the risk of counterparty default then hedge accounting would be discontinued. To date, however, no changes in critical terms or adverse developments regarding counterparty default risk have occurred, as described in our March 12, 2007 response.
7.	We further note that General Motors Corporation (GM), restated its 2005 and 2004 financial statements in its 2006 Form 10-K filed March 15, 2007, to correct its accounting for derivative transactions under SFAS 133. Part of the restatement related to hedge accounting for foreign exchange contracts including cross currency swaps and foreign currency forward contracts. On page 105 of its Form 10-K, GM concluded that it did not properly apply the matched terms method of assessing hedge effectiveness as outlined in paragraph 65 of SFAS 133, inadequately measured hedging effectiveness, and lacked contemporaneous hedge documentation related to cash flow hedges. Please tell us:

United States Securities and Exchange Commission
Mr. Donald Walker
June 1, 2007

•	How the hedge design and hedging methodology of your cash flow hedges of foreign exchange contracts differed from GM resulting in your determination that these were correctly accounted for considering the guidance in paragraph 65 of SFAS 133 and DIG Issue G9; and
Response
Please note that GM sold 51% of GMAC to a consortium of investors lead by Cerberus on November 30, 2006 resulting in GMAC no longer being a wholly owned and consolidated subsidiary of GM. GMAC had historically utilized people, processes and systems separate and independent of GM to develop and maintain our hedge programs and hedge accounting activities. As a result of the 51% sale, we are unable to access non-public information specific to GM’s restatement and therefore are unable to describe the differences between our cash flow hedges of foreign currency contracts and those of GM.
•	Confirm that the above mentioned cash flow hedges of foreign exchange contracts entered into by GM that were incorrectly accounted for under SFAS 133 do not include any of the derivative transactions entered into by GMAC.
Response
We do not believe that GM included any derivative transactions hedging foreign exchange contracts entered into by GMAC in their restatement as we did not include any hedges of foreign exchange contracts in our restatement and GM did not request nor did we provide to GM any of the information which would have been required to include GMAC hedges of foreign exchange contracts in their restatement.
8.	On page 4 of your response to comment 1 of our letter dated February 23, 2007, for Fair Value hedges of held-for-sale loans we note that at Commercial Mortgage you assess effectiveness on a daily basis using regression analysis by calculating only R2, but again assess effectiveness on a monthly basis using regression analysis by calculating R2, slope and F-statistic to determine whether or not the hedging relationship is highly effective. Please tell us how you determined that this approach does not constitute a hurdle, trigger or two-part effectiveness testing methodology.
Response
CM assesses hedge effectiveness using R2, slope and the F-statistic on a monthly basis in line with their hedge documentation, which states that ”statistical correlation will be calculated using daily data points to calculate effectiveness correlation on a monthly basis”. CM’s hedge position is deemed to be effective if the regression of (1) the change in total value of the hedge allocated to the similar asset bucket and (2) the entire change in the fair value of the similar asset pool is shown to have a coefficient of determination (R2) of 0.8 to 1.0, a 95% confidence level (F-statistic) and a negative slope of 0.8 to 1.25. These monthly assessments continue to support that CM’s historical and current mortgage loan hedge portfolios are highly correlated.

In addition, CM manages economic risk for each similar asset pool in part through the analysis of instantaneous parallel interest rate shocks on a daily basis that compare the expected change in fair value of the loans to the expected change in fair value of the derivatives across numerous rate scenarios. Additionally, CM performs a daily sensitivity analysis (DV01), a daily calculation of key rate duration, and a daily computation and evaluation of R2 for each similar asset pool. These daily analyses are considered “other relevant information” (under DIG Issue E7), which

United States Securities and Exchange Commission
Mr. Donald Walker
June 1, 2007

when combined with the consideration of the regression results from the prior month retrospective effectiveness assessment, constitute management’s prospective expectation of highly effective hedging relationships. The daily assessments serve as an additional control to the formal monthly retrospective assessment of effectiveness required by CM’s policy which reaffirms the conclusion that the hedging relationships have in fact been highly effective.

CM’s policy provides that, in the event that a monthly regression does not pass, CM would disallow hedge accounting for that month. CM’s hedging relationships have historically produced highly effective results.

Based upon the above, we do not believe CM is applying a “two-part” effectiveness testing methodology as there is no hurdle or trigger as the monthly regressions are the single designated method of hedge effectiveness assessment for these hedge relationships.
9.	Please tell us why the methodologies for aggregating loans held for sale into similar asset classifications are different at ResCap and CM.
Response
ResCap and CM rely on the guidance of paragraph 21.a. (1) of SFAS 133 regarding aggregating similar assets. While the specific procedures performed and asset classifications or individual hedged portfolios are customized to the environments and strategies of residential mortgage loans at ResCap and commercial mortgage loans at CM, we believe the methodology used by each to aggregate loans into similar asset classifications is fairly consistent.

When aggregating loans into a hedged portfolio, ResCap and CM have both considered the guidance of paragraph 21 of SFAS 133, specifically that loan type, loan size, nature and location of collateral, interest rate type (fixed or variable) and the coupon interest rate (if fixed), scheduled maturity, prepayment history of the loans (if seasoned), and expected prepayment performance in varying interest rate scenarios are among the characteristics a company may consider. Given the different natures of their business environments and strategies, ResCap aggregates loans into hedged similar asset classifications based primarily on loan product type, interest rate band and duration, while CM aggregates loans into hedged similar asset classifications primarily based on loan type, exit strategy, loan size, and duration.

ResCap and CM require the change in fair value attributable for each individual item in a hedged similar asset group to be expected to respond in a generally proportionate manner to the overall change in fair value of the aggregate similar asset group attributable to the hedged risk. Both validate their respective expectations by valuing the individual assets using a variety of interest rate shock scenarios. More specifically, both perform their similar asset testing in accordance with their documented policies which generally require each individual hedged loan’s percent change in fair value to fall within the range of 80% to 120% of the entire similar asset grouping of hedged loans’ percent change in fair value under each interest rate scenario in order for that loan to be included in the similar asset grouping of hedged loans. Both ResCap and CM perform their respective similar asset testing on a monthly basis. As new loans are originated during a month, both ResCap and CM add the new loans to their previously established similar asset groups using their respective drivers, and, conversely, as loans are sold during a month they are removed from the similar asset pool.

United States Securities and Exchange Commission
Mr. Donald Walker
June 1, 2007

Although there are variances between the similar asset group definitions between ResCap and CM, we believe that the methodologies are largely consistent and the differences in practice are warranted given the different characteristics of residential and commercial mortgage loans and their respective market environments.
* * * * *
In addition to the above responses, following is the statement that you requested.
The company acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Mr. Donald Walker
June 1, 2007

We appreciate your continued prompt attention and responsiveness to this matter. In the event further information is necessary please feel free to contact us. I can be reached at (313) 665-0370 or you may contact Linda Zukauckas, GMAC’s Controller and Principal Accounting Officer, at (313) 665-4327.
Sincerely,
Sanjiv Khattri
Chief Financial Officer

cc:	Amit Pande
     Assistant Chief Accountant, United States Securities and Exchange Commission
Dave Irving
     Staff Accountant, United States Securities and Exchange Commission
T.K. Duggan
     Chairman, GMAC LLC Audit Committee
Tom Jacob
     Chairman, Residential Capital LLC Audit Committee
Eric Feldstein
     Chief Executive Officer, GMAC LLC
Linda Zukauckas
     Controller and Principal Accounting Officer, GMAC LLC
Jim Young
     Chief Accounting Officer, Residential Capital, LLC
Jim Baio
     Chief Financial Officer, Capmark Financial Group Inc.
Catherine Jackson
     Chief Accounting Officer, Capmark Financial Group Inc.